UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 22 February 2012

First assessment of the impact of Free mobile’s launch on Orange France

In response to numerous comments and contradictory statements concerning the mobile market in France that have been circulating recently, Orange would like to provide a few facts with regard to the impact of the launch of the fourth mobile operator.

In the first 48 hours following 10 January 2012, Orange recorded a substantial increase in RIO requests, (the identity codes required to request mobile number portability but that do not necessarily correspond to actual account terminations). These peaked at over 150,000 requests in a single day during this initial period but have now decreased tenfold.

As at 15 February 2012, the Orange mobile subscriber base had declined by 201,000 subscribers, representing around 0.7% of its total mobile customer base in France, which, at 31 December 2011, had reached just over 27 million subscribers.

This number can be broken down as follows:

•

1.038 million mobile contract terminations in favour of the competition between 1 January and 15 February 2012, and

•

837,000 new additions over the same period.

This sustained level of customer additions can be attributed to three main factors: Orange’s commercial counter-attack, the quality of its networks, and the continuous improvement of its customer relations.

Orange’s early commercial counter-attack enabled it to respond rapidly by adapting tariffs for its low-cost brand Sosh, launched in September for this purpose, and by adjusting the Orange Open quadruple play offer. The new tariffs for Sosh respond to the new market environment, with three commitment-free “SIM only” offers from €9.90 (2 hours voice, unlimited SMS / MMS / WiFi) to €24.90 (100% unlimited). They helped accelerate the acquisition of new customers and had attracted a total of 90,000 Sosh subscribers as at 15 February 2012. In parallel, the Orange Open range was enriched and reached a total of 1.4 million subscribers as at 15 February 2012. Finally, the Origami range also contributed a significant share of new additions over the period.

Concerning network quality, the official ARCEP report of 4 November 2011 confirms that Orange offers the best mobile network, ranking it number 1 for speed (up to 5 times faster than the competition), number 1 for voice quality, and either number 1 or tied for number 1 for most of the other criteria (first or tied for first in 57 of the 61 categories).

In parallel, Orange has been working for more than a year to improve the quality of its customer service, with 35,000 men and women mobilized to serve them. In 2011 for example, the percentage of ‘very satisfied’ customers following their contact with Orange rose 14%, while the percentage of ‘not very satisfied’ and ‘dissatisfied’ customers fell 26% compared to 2010.

Lastly, ever pragmatic, Orange signed a 2G and 3G roaming contract with Free mobile last March. This contract will generate additional revenue for the Group linked to the volume of traffic that, at the time of signing, was estimated to represent 1 billion euros over a six-year period. The traffic generated by Free mobile subscribers could be substantially higher than expected without this having a negative impact on the quality of service for Orange customers.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 172,000 employees worldwide, including 105,000 employees in France, and sales of 45.3 billion euros in 2011. Present in 35 countries, the Group had a customer base of 226 million customers at 31 December 2011, including 147 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 31 December 2011, the Group had 167 million mobile customers and 14 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contact: +33 1 44 44 93 93

Béatrice Mandine, beatrice.mandine@orange.com

Jean-Bernard Orsoni, jeanbernard.orsoni@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 22, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations